HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061
--

Will Hart

                                  June 27, 2011

Securities and Exchange Commission
Attn: John Krug
Division of Corporation Finance
City 100 F Street, NE
Mail Stop 4720
Washington, DC 20549-4561

      Re:   Naprodis, Inc.
            Amendment No. 5 to Registration Statement on Form S-1
            File No. 333-122009

      This office represents Naprodis, Inc. (the "Company"). Amendment No. 5 to the Company's Registration Statement has been filed with the Commission. This letter contains the Company's responses to the comments received from the Staff by letter dated August 30, 2010. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "page number" column indicates the page number in the Registration Statement where the response to the comment can be found. A number preceded with the letters "FS" indicates the page number of the August 31, 2010 financial statements where the response to the comment can be found. A number preceded with the letters FSQ indicates the page number of the February 28, 2011 financial statements where the response to the comment can be found.

                                                                          Page
                                                                         Number
                                                                         ------

       1. The risk factor in question has been combined with the
first risk factor under the heading "Risk Factors Related to Our
Business".                                                                   4

       2. We have started to notice this comment in letters we have received from the staff with respect to the filings of other issuers we represent. We find it strange that the staff's focus is only on the issuer's financial statements. Reports filed pursuant to the 1934 Act contain more information than the issuer's financial statements. Information in the 1934 Act reports of smaller reporting companies, such as its business, its plans to become profitable, and its management, is also important. As with many smaller reporting companies, the Company uses outside accountants to assist in the preparation of financial statements which conform to U.S. GAAP.
The Company also uses outside attorneys, such as us, to assist the Company in preparing registration statements which comply with the Securities Act of 1933. Once the Company's registration statement is declared effective, it is expected that the Company will continue to use outside attorneys to assist it in


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                                                                          Page
                                                                         Number
                                                                         ------

preparing  reports which comply with the provisions of the 1934
Act. Since the Company is entitled to use, and does use, outside accountants to assist it in preparing its financial  statements, the Company does not believe that a risk factor  discussing the
Company's  expertise with US GAAP and internal  control over
financial reporting is necessary.                                          N/A

      3. The Company has no intention of conducting business in
Europe. Naprodis S.A.R.L. has no intention of conducting business in North America. There are no agreements or understandings
regarding competition between the Company and Naprodis S.A.R.L
because the Company and Naprodis S.A.R.L are not competitors.              N/A

       4. The offering costs of $109,000 that have been paid are
reflected in Accumulated Deficit as of February 28, 2011, and
accordingly, the Company's net tangible book value as of that date.
The remaining $11,000 that has not been paid is negligible and, based upon the number of shares to be outstanding after the
offering, does not affect the amounts in the diluiton table.               N/A

      5. Comment complied with.                                           8, 9

      6. An example will illustrate. Mr. Jones worked during 2010 but took a sabbatical in 2011. As of December 31, 2010 Mr. Jones had saved $30,000, which was in his savings account.

         On May 31, 2011 Mr. Jones bought a car for $10,000. After buying the car, a friend of Mr. Jones asked how he paid for the car since he was not working. Mr. Jones replied: "I used $10,000 from the money I had in my savings account at December 31, 2010." The $10,000 Mr. Jones withdrew from his savings account was the source of cash used to buy the car.

         We have written the MD&A section so it could be
understood by the average  investor  since  the  average  investor cannot  possibly  understand information in the financial
statements.  Really,  at the end of the day, who cares if cash
came from "Investing Activities" or "Financing Activities"?                N/A

       7.  Comment complied with.                                           10

       8.  Comment complied with.                                         FS-1

       9.  Comment complied with.                                       FSQ-1/
                                                                        FSQ-11

       10. Comment complied with.                                         FS-4

       11. Comment complied with.                                       FS-13,
                                                                       FSQ-10,
                                                                           11

       12. Comment complied with.                                     FS-9, 10

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.




                                     William T. Hart